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PUBLIC DOCUMENT

SECU 17005062

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SEC Mail Processing Section
FEB 28 2017
Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Capital Partners, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Oser Avenue
(No. and Street)

Hauppauge	NY	11788-3710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Simone (631) 851-0318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L.L.

OATH OR AFFIRMATION

I, Anthony Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Partners, LLC and Subsidiary, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DEIRDRE GALLAGHER
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN SUFFOLK COUNTY
NO. 01GA6048742
MY COMMISSION EXPIRES 10/02/20 18

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Financial Condition
December 31, 2016
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
as a PUBLIC DOCUMENT

American Capital Partners, L.L.C.

MEMBER FINRA, SIPC, MSRB

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
American Capital Partners, LLC and Subsidiary
Hauppauge, New York

We have audited the accompanying consolidated statement of financial condition of American Capital Partners, LLC and Subsidiary, as of December 31, 2016. This consolidated financial statement is the responsibility of American Capital Partners, LLC and Subsidiary's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of American Capital Partners, LLC and Subsidiary as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 17, 2017

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Table of Contents
December 31, 2016

PAGE

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and cash equivalents	$	762,432
Receivable from clearing broker - net		975,495
Deposit with clearing organization		100,000
Securities owned - at fair value		168
Securities owned - not readily marketable - at estimated fair value		8
Other assets		568,843
Total assets	$	2,406,946
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Compensation and benefits payable	$	679,454
Accounts payable, accrued expenses, and other liabilities		315,209
		994,663
Member's Equity		1,412,283
Total liabilities and member's equity	$	2,406,946

See notes to consolidated statement of financial condition.

1 - Organization and Nature of Business

American Capital Partners, LLC ("ACP") was organized in New York as a limited liability company. ACP is wholly owned by Century Management, LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp ("ACPHC"). ACP is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

ACP is engaged in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States of America and globally. ACP receives commissions for the purchase and sales of securities from its clearing broker. These transactions related to equity and debt securities are cleared through ACP's clearing broker on a fully disclosed basis and therefore exempt from SEC Rule 15c3-3. ACP also conducts proprietary trading activities for its own account through the clearing broker.

ACP Investments, LLC ("ACPI"), the wholly-owned subsidiary, is a limited liability company, formed pursuant to New York Limited Liability Company Law and is registered to offer insurance products.

2 - Summary of Significant Accounting Policies

a. ***Basis of Presentation*** - The consolidated statement of financial condition includes the accounts of ACP and its wholly owned subsidiary (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

b. ***Cash and Cash Equivalents*** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at date of purchase that are not held for sale in the ordinary course of business.

c. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Securities are recorded at fair value.

d. ***Employee Loans and Advances*** - The allowance on employee loans and advances, if any, is based on management's evaluation of the collectability of the individual employee's outstanding balance.

e. ***Income Taxes*** - The Company is a single member limited liability company that is treated as a disregarded entity for federal and New York State income tax purposes. As such, ACPHC is required to report the Company's income or loss on its consolidated income tax returns. ACPHC files federal and New York State tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2012.

f. ***Use of Estimates*** - The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles in the United States of America ("U.S.GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent

assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

3 - Receivable from and Payable to Clearing Broker

The clearing and depository operations for the Company's and customers' securities transactions are provided by the clearing broker pursuant to a clearing agreement. At December 31, 2016, the amount due from the clearing broker represents cash maintained at the clearing broker and commission revenue and margin interest earned as an introducing broker for transactions of its customers, net of clearing expenses. The amount payable to the clearing broker at December 31, 2016 represents margin borrowing.

Receivable from and payable to the clearing broker at December 31, 2016, consist of the following:

	Receivable (Payable)
Fees and commissions receivable	$ 975,534
Payable to clearing broker	(39)
Receivable from clearing broker - net	$ 975,495

Pursuant to the clearing agreement, the Company may offset receivable and payable balances in the accounts held at the clearing broker.

4 - Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 - Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following is a description of the valuation methodology used for assets measured at fair value:

- Marketable equity securities are valued at the closing price reported in the active market in which the individual securities are traded.

- Restricted equity securities for which quotations are not readily available are valued at fair value, as determined by the Company's management. Restricted equity securities issued by publicly traded companies are generally valued at a discount to similar publicly traded equity securities.

The following table shows assets measured at fair value on a recurring basis as of December 31, 2016 and also the level within the fair value hierarchy used to measure each category of assets.

	(Level 1)	*(Level 2)*	*(Level 3)*	*Total*
Securities owned:				
U.S. Equities	$ 168	$ -	$ 8	$ 176
	$ 168	$ -	$ 8	$ 176

5- OTHER ASSETS

Other assets consist of the following at December 31, 2016:

Employee loans and advances	$ 42,299
Prepaid expenses and other	514,239
Concessions receivable	12,305
	$ 568,843

Employee advances are made on a short-term basis and do not bear interest. Funds loaned to certain employees are both short term and long term in nature, and are charged interest at 4.4% per annum.

6- LINE OF CREDIT NOTE – BANK

At December 31, 2016, ACP had a $50,000 line of credit facility with a financial institution. There was no outstanding balance under this credit facility at December 31, 2016. Advances under this note bear interest at either the prime rate, LIBOR plus 2.25%, or a negotiated rate, at the Company's option.

7- CONTINGENCIES

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending such claims. The ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. The Company has recorded an estimated reserve of $25,000 inclusive of legal and settlement costs, if any, related to these claims based on information provided by outside legal counsel in accrued expenses. The Company entered into an exclusive clearing agreement with its clearing broker expiring on March 1, 2019. In the event the agreement is terminated prior to the expiration date, the Company would be obligated to pay a termination fee of $3,000,000. This amount is reduced by $500,000 annually commencing March 1, 2014 through the date of expiration. As of December 31, 2016 the termination fee was $1,500,000.

8 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with its Parent. An amount of $2,905 was owed to the Parent at December 31, 2016. This liability was netted against the prepaid management fees and is included in other assets in the consolidated statement of financial condition.

9 - 401K PLAN

The Parent sponsors a 401(k) Plan which covers substantially all employees of the Parent and the Company who meet the eligibility requirements as defined in the plan document. The participants may contribute a portion of their eligible compensation up to the maximum dollar amount allowed by law. The Parent may make matching contributions for any plan year on behalf of each participant. The Parent will determine the amount of each matching contribution to be made for any plan year. In addition, the Parent may make discretionary contributions in an amount determined at its own discretion. The Parent did not make any such contributions to the plan for the year ended December 31, 2016.

10 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital, as defined, of $818,826 which was $718,826 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.21 to 1.

11 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

The Company transacts its business with customers located throughout the United States of America and globally.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with financial institutions. At times, during the year, balances have exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY

(A LIMITED LIABILITY COMPANY)

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Schedule of Assessment and Payments (Form SIPC-7)

December 31, 2016

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
American Capital Partners, LLC and Subsidiary
Hauppauge, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by American Capital Partners, LLC and Subsidiary (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Capital Partners, LLC and Subsidiary's compliance with the applicable instructions of Form SIPC-7. American Capital Partners, LLC and Subsidiary's management is responsible for American Capital Partners, LLC and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 17, 2017